Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

July 10, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Li Xiao
Kevin Vaughn
Jeffrey Gabor
Mary Beth Breslin

Re:	Oak Street Health, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 12, 2020
CIK No. 0001564406

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Oak Street Health, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 7, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris     San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

July 10, 2020

Use of Proceeds, page 66

1. We note you have added the repayment of existing indebtedness as one of the uses of proceeds from the offering. Please expand your disclosure to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure on use of proceeds on pages 16, 19, 68, 73, 75 and 78 to add the bolded language below, addressing its intention to use a portion of the net proceeds from the offering to repay outstanding indebtedness.

Pages 16 and 68

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $                million of the net proceeds of this offering to repay outstanding borrowings, including fees and expenses, under our $90.0 million loan agreement with Hercules Capital, Inc. (the “Loan Agreement”), under which $80.0 million in principal amount was outstanding and which had an interest rate of 9.75% as of March 31, 2020, and the remainder of such net proceeds will be used for general corporate purposes.

Pages 19 and 78

(1) Unaudited pro forma per share information gives effect to the Organizational Transactions, our sale of                 shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds from this offering to repay $80.0 million in principal amount of outstanding borrowings under our Loan Agreement as set forth under “Use of Proceeds.”

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Securities and Exchange Commission

July 10, 2020

(1) Reflects our sale of                 shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds from this offering to repay $80.0 million in principal amount of outstanding borrowings under our Loan Agreement as set forth under “Use of Proceeds.”

At this time, other than repayment of our indebtedness under the Loan Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

(2) We expect to use approximately $                million of the net proceeds of this offering to repay outstanding borrowings, including fees and expenses, under our Loan Agreement.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $80.0 million in principal amount in outstanding borrowings under our Loan Agreement as set forth under “Use of Proceeds,” at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been approximately $                million, or approximately $                per share of common stock.

Note 22. Subsequent Events, page F-35

2. You disclosed a tender offer to purchase eligible units for cash by the company dated March 30, 2020, including certain Founder Units and Incentive Units. Please address the following related to both of your redeemable investor unit and members’ units. Revise your disclosures throughout your document where applicable.

Securities and Exchange Commission

July 10, 2020

•

Please explain the process in determining the tender offer. For example, was it governed by relevant unit holder agreement clauses and who has the voting power to determine the price and units to be included in the tender offer?

Response

The Company advises the Staff that it determined the tender offer based on its desire to incentivize and retain directors, officers and employees (including the founders) and give them the opportunity to sell eligible units without the restrictions that may be imposed by the current LLC Operating Agreement and Equity Incentive Plan. All key terms of the tender offer, including the purchase price and the determination of eligible units, were approved by the Board of Directors (which is not controlled individually or collectively by the founders) as required by the Sixth Amended and Restated Limited Liability Company Operating Agreement of Oak Street Health dated February 21, 2020. The Board of Directors is comprised of twelve members and includes representatives for the Founders’ Units (three members), Investor Units (eight members), and one Independent Director. Collectively, the Investor Units representatives control a majority of the Board and the voting rights of the Company.

The price per unit of $156.29 per eligible unit for the tender offer was determined by the purchase price of Investor Units III-E issued in February 2020, which was also approved by the Company’s Board of Directors.

•

With the March 30, 2020 tender offer being paid in April 2020, please tell us how you have considered the mandatory redemption criteria under ASC 480-10-25 related to these tendered units as of March 31, 2020.

Response

The Company advises the Staff that it considered ASC 480, Distinguishing Liabilities from Equity, as it relates both to how to account for the Founders’ Units, the Incentive Units and the Profits Interests included in the tender offer.

Related to the Founders’ Units, the Company specifically considered the following guidance of ASC 480-10-25-4 and 7: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Subtopic. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of a mandatorily redeemable instrument (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.”

Securities and Exchange Commission

July 10, 2020

The Sixth Amended and Restated Limited Liability Company Operating Agreement of Oak Street Health dated February 21, 2020, which governs the Company’s Founders’ Units, states that a withdrawing member is not entitled to receive any payment in redemption of Member’s Units except upon a liquidating distribution, in connection with the distribution from a Deemed Liquidation Event or as determined by the Board of Directors in its sole discretion. These terms do not provide for any redemption features for these units that would indicate that they are mandatorily redeemable financial instruments.

The tender offer was approved by the Board of Directors, which is not controlled individually or collectively by the founders, and included a provision that the Company may, at its discretion, terminate the tender offer at any time prior to the consummation on April 27, 2020 if the Company determined for any reason not to proceed. At March 31, 2020, the tender offer had been offered; however, redemption was not certain, as the actions of the holders were voluntary, and the Company was not contractually obligated to redeem those units.

The Company also considered the other characteristics under ASC 480 that would require liability treatment and concluded that liability treatment is not met:

a)

Financial instruments, other than an outstanding share (e.g., an equity-linked option contract), that embody or are indexed to an obligation to repurchase an issuer’s own shares by transferring assets (ASC 480-10-25-8 to 25-13):

The Company concluded that the Founders’ Units do not meet the above criteria as the units do not contain any redemption features. Only upon a deemed liquidation event or at the discretion of the Board of Directors would the units participate in a liquidation or exit preference.

Additionally, as discussed above, in conjunction with this tender offer, the Company did not have an obligation to repurchase its own units by transferring assets because it had the right to rescind the tender offer at any time leading up to the consummation.

b)

Certain financial instruments that embody an obligation to issue a variable number of the issuer’s equity shares where the monetary value, at inception, is solely or predominantly based on (ASC 480-10-25-14):

1.	A fixed monetary amount known at inception (e.g., an obligation to deliver shares with a fair value at settlement equal to $1,000),

Securities and Exchange Commission

July 10, 2020

2.	Variations in something other than the fair value of the issuer’s shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold), or

3.	Variations inversely related to the fair value of the issuer’s own shares (e.g., net-share settled written put options).

The Founders’ Units were fixed numbers of units in exchange for fixed per share amounts at the time of issuance. Additionally, the units do not contain any conversion features.

After evaluating the above guidance, the Company concluded that the guidance in ASC 480 was not applicable to the Founders’ Units in conjunction with the tender offer.

Related to the Incentive Units and Profits Interests, the Company considered whether the tender offer met the definition of a short-term inducement under ASC 718-10-20. The tender offer met the definition of an inducement due to the offer encouraging unit holders to settle their eligible Incentive Units and Profits Interests and because the offer was only available for a period of 29 days.

Under the short-term inducement guidance, only the Incentive Units and Profits Interests for which the holders accepted the tender offer are subject to the settlement accounting, and the settlement occurs on the date that the inducement is accepted, not when it is offered. At March 31, 2020, the Company had not received any notification from any unit holder that the inducement was being accepted. Further, the Company communicated to Incentive Unit and Profits Interest holders that prior to the consummation of the tender offer, the Company could determine for any reason not to proceed. Accordingly, there is no effect on classification of the units that needs to be accounted for at March 31, 2020.

•

If you do not believe mandatory redemption obligation exists with your March 30, 2020 tender offer, please tell us how you have considered a pro forma presentation under Regulation S-X Article 11, so that investors understand the transaction’s impact to your financial position and equity. Similarly, address how you considered this obligation for your Capitalization Table on page 71.

Response

The Company advises the Staff that the Company has added language to the following sections of the registration statement to reflect the pro forma presentation of the tender offer: Summary Consolidated Financial Data (page 19 and 78), Capitalization (page 73), and Dilution (page 75). Additionally, the Company added the following language to page 103 of the Registration Statement:

Subsequent to the three months ended March 31, 2020, we completed the 2020 Tender Offer (as defined herein) on April 27, 2020 in which 107,208 Founders’ Units, 1,142 Incentive Units, and 22,801 Profits Interests were tendered for a purchase price of $20.0 million.

Securities and Exchange Commission

July 10, 2020

Report of Independent Registered Public Accounting Firm, page F-38

3. Please have your auditor revise its audit reports here as well as on page F-4 to conform with AS 3101, and to include the city and state from which the auditor’s report has been issued as required by AS 3101.10.c and Regulation S-X Rule 2-02(a). Please also revise to ensure your auditor’s name is consistent with what is included in the Expert section on page 179.

Response

In response to the Staff’s comment, the Company’s auditor has revised its auditor’s reports on pages F-4 and F-38 to conform with AS 3101, to include the city and state from which the auditor’s report has been issued, and to conform the auditor’s name with what is included in the Expert section on page 179.

Securities and Exchange Commission

July 10, 2020

Note 18. Variable Interest Entities, page F-77

4. We note that a substantial portion of your assets and revenues are from the VIEs. Please revise where necessary to include the following disclosures related to your VIEs. Similarly, revise your interim financial statements to address the same comment.

•

The nature of any restrictions on the consolidated VIE’s assets and on the settlement of its liabilities reported in the statement of financial position, including the carrying amounts of such assets and liabilities. Reference ASC 810-10-50-2AA.

•	The presentation of certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference ASC 810-10-45-25.

•	The amount of retained earnings or net income of your VIEs that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-33 and F-78 to include the following statements:

There are no restrictions on the Physician Groups’ assets or on the settlement of its liabilities. The assets of the Physician Groups can be used to settle obligations of the Company. The Physician Groups are included in the Company’s obligated group; thus, creditors of the Company have recourse to the assets owned by the Physician Groups. There are no liabilities for which creditors of the Physician Groups do not have recourse to the general credit of the Company. There are no restrictions placed on the retained earnings or net income of the Physician Groups with respect to potential dividend payments.

In addition to the foregoing responses, the Company has separately made available to the Staff via electronic fileshare its investor presentation (the “Supplemental Information”), in response to the Staff’s request for the Company to provide any “testing-the-waters” materials, pursuant to Comment 36 from the Staff’s letter to the Company dated October 18, 2019. The Supplemental Information consists of the presentation that was presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

The Company respectfully request that, pursuant to Rule 418(b) under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, the Commission not disclose the Supplemental Information, or any portion thereof, or any memoranda, notes, correspondence or other writings made by the Commission or the Staff relating to the Supplemental Information or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 522).

This request for confidential treatment is being made under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. § 200.83). The Company understands that, under Rule 83, it is not necessary to submit a formal application for confidential treatment at this time.

Instead, if the Commission or the Staff receives a FOIA request for the Supplemental Information, the Company will be so informed and asked at that time to submit its formal application for confidential treatment. The Company understand that this submission shall be valid for 10 years from the date hereof.

All notices, orders and requests for substantiation of this request for confidential treatment under Rule 83 should be directed to:

Rob Guenthner

30 W Monroe Street, #1200

Chicago, IL 60603

(773) 793-7072

With a copy to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Robert Goedert, P.C.

(312) 862-7317

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Securities and Exchange Commission

July 10, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Mike Pykosz
Oak Street Health, Inc.